Exhibit 99.1

April 1, 2015

Paul L. Snyder

Chairman of the Board

Christopher & Banks Corporation

2400 Xenium Lane North

Plymouth, MN 55441

Dear Mr. Snyder,

Macellum Advisors GP, LLC and its affiliated funds (“Macellum”) own approximately 5.2% of the outstanding common stock of Christopher & Banks Corporation (the “Company” or “Christopher & Banks”). Macellum and its partners have substantial experience investing in consumer and retail companies and helping companies improve their long-term financial and share price performance. Macellum’s historical investments include: The Children’s Place, Collective Brands, GIII Apparel Group, Hot Topic, Charming Shoppes and Warnaco.

Despite recent declines in profitability over the last several quarters, we believe that Christopher & Banks is an attractive investment opportunity due to its exceptional brand recognition within its targeted demographic audience and its loyal customer base. We also believe that the Company has a significant opportunity to expand margins through its Missy, Petites and Woman’s (“MPW”) conversion program as well as by utilizing its new inventory management tools to improve sales and gross margins. The Company is unique in its approach of utilizing customers in local fashion shows to highlight each season’s apparel trends. We understand the Company generates a significant portion of its sales during these fashion shows and from the models themselves.

Unfortunately, the Company trades at a depressed valuation and has dramatically underperformed its peers as well as retail and consumer indexes over the short and long term. We believe this low valuation and underperformance is a reflection of shareholders’ loss of confidence in the Company’s ability to execute its plans and achieve its long term profitability targets. There has been a revolving door of CEOs and we believe that, in aggregate, the Company’s Board of Directors (the “Board”) is not providing the proper oversight and does not have the requisite skill set to lead Christopher & Banks to achieve its full potential. We also believe that the Board is insular and would benefit from greater diversity in its composition. Its current makeup is heavily skewed toward Minneapolis-based business people who, we believe, do not have the specialty apparel retailing background required to lift the Company from its current state of decline.

99 Hudson Street  •  5th Floor  •  New York, NY 10013

Stock Price Performance	10YR	5YR	1YR	YTD
	(3/31/05-3/26/15)	(3/31/10-3/26/15)	(3/31/14-3/26/15)	(12/31/14-3/26/15)
CBK[1]	(66%)	(33%)	(10%)	(12%)
S&P 500 Retail Index[1]	221%	157%	19%	4%
S&P 500 Index[1]	115%	95%	12%	0%
Russell 200 Index[1]	129%	94%	6%	3%
Peer Group Average[1,2]	142%	103%	21%	11%

Source: Bloomberg L.P.

One of the few bright spots in the Company’s history over the last decade occurred during the leadership of Mr. Joel Waller. Under Mr. Waller’s leadership same store sales, margins and EBITDA improved dramatically. As you are well aware, we recently approached the Company on a friendly basis to offer assistance in the form of expertise and advice from Mr. Waller and other highly qualified potential Board members, to help improve the operations of the business and were rebuffed. Rather than consider other well-qualified directors, the Board informed us that it would aggressively fight any nominations. As investors interested in helping create long term value we chose to give the Board the chance to do the right thing on its own and not to pursue a protracted and costly proxy battle, at least for the 2015 annual meeting. However, we intend to do everything within our ability to enhance the value of our investment and as part of that process will be intently focused on the Company’s results and the Board’s performance.

Further, we are dismayed by the most recent addition to the Board. We approached the Company on a friendly basis on Friday March 27th. The Board refused to listen to one of their largest shareholders and we were summarily dismissed. Instead of taking input from an investor with a material economic interest in the Company, extensive experience in the sector and past success with the Company the Board decided to add to its ranks someone else with no vested interest in the Company. This type of Board behavior is further evidence to us that the Board is composed of an insular group of Directors uninterested in listening to its shareholders. Unfortunately, we think that, while the Board is aware of its weaknesses, the current Board lacks the fortitude to make the tough choices that are required of fiduciaries. Instead it increases the number of directors to nine, a number too large for a Company of this size, at the additional expense to the shareholders.

We believe that, based on our experience with the Company and analysis of its performance, with the proper governance and oversight, the Company should be capable of achieving management’s stated long term goal of high single digit operating margins as well as delivering meaningful revenue growth by gaining back lost market share within its target demographic. Lastly, given the heightened interest potential acquirers have shown in the missy segment, we also believe there could be an opportunity to maximize shareholder value through a potential sale.

I. Background

Christopher & Banks developed into a very profitable specialty retailer with a dominant presence in its target demographic under long time CEO William Prange’s leadership. At the time of his retirement in 2005 the Company had sales of $490.5mm, EBITDA3 of $66.5mm and operating margins of 9.7%. Unfortunately, after Mr. Prange’s departure the Board’s short-comings started to become apparent. The Company appointed four CEOs in five years from 2005 to 2010. For the last appointment of that period the Board named its own Chairman, who had no apparel retailing background, as its CEO. Over the tenure of the five different CEOs, EBITDA fell over $100mm to a loss of $(39)mm.

II. The Waller Era

Mr. Waller joined the Company as President in December 2011 and, when it became apparent another CEO change was vital for the Company’s survival, he was elevated to CEO in February 2012. Under Mr. Waller’s leadership same store sales, margins and EBITDA improved dramatically. Once Mr. Waller returned the Company to its historic merchandise leadership, customers returned in large numbers. Mr. Waller was also responsible for implementing the tests that have morphed into the Company’s very successful MPW initiative.

(Ending) Waller’s Tenure	Jan-12 4Q11	Apr-12 1Q12	Jul-12 2Q12	Oct-12 3Q12	Feb-13 4Q12	May-13 1Q13	Aug-13 2Q13
Same-Store Sales	(18.0%)	(14.6%)	5.5%	13.7%	18.5%	23.4%	7.7%
YoY EBITDA Change	($16)	($5)	($2)	$16	$28	$13	$5

YoY Bp Change
Gross Margins	(1,585)	(602)	(462)	984	2,307	1,104	575
EBIT Margins	(1,277)	(682)	(68)	1,530	2,718	1,504	663

Source: Bloomberg L.P. and Company filings. Dollars in millions.

III. The Board Hires LuAnn Via

Inexplicably, after a remarkably brief turnaround, the Board decided to remove Mr. Waller as CEO. Furthermore, we believe the Board acted against the will of shareholders, many of whom expressed shock over the decision to make a change at that juncture.

Ms. Via’s prior experience was as President and CEO of Payless Shoesource (“Payless”). During her tenure there Payless struggled and was eventually sold to private equity sponsors in an attempt to maximize shareholder value.

(Ending)	Jan-09 FY09	Jan-10 FY10	Jan-11 FY11	Jan-12 FY12	Jul-12 TTM 2Q13
Payless Sales	2,635.4	$2,576	$2,520	$2,429	$2,433
Payless Adjusted EBIT	114.2	$135	$131	$10	$35

YoY % Change
Payless Sales	(3%)	(2%)	(2%)	(4%)	(1%)
Payless Adjusted EBIT	(15%)	18%	(3%)	(92%)	(52%)

Source: Company filings. Dollars in millions. Excluding Performance + Lifestyle segment.

Shortly after Mr. Waller’s departure the Company’s same store sales again turned negative and the Company began to miss its projections. We are concerned that Ms. Via has undone many of the positive changes Mr. Waller implemented during his tenure that had caused the significant improvement in results.

Sales Post Mr. Waller’s Tenure (Ending)	Nov-13 3Q13	Feb-14 4Q13	May-14 1Q14	Aug-14 2Q14	Nov-14 3Q14	Jan-15 4Q14
Sales	0.7%	(9.5%)	(4.7%)	2.3%	(6.3%)	(6.6%)
Same-Store Sales	4.9%	(1.4%)	(0.2%)	2.6%	(7.6%)	(7.5%)

Source: Company filings.

On October 7, 2014 the Company meaningfully lowered its guidance and the Company’s stock price fell 26%. Management has detailed a long list of potential culprits for the sharp decline including continued softness in mall traffic, lower than expected sales from its September fashion show, as well as late receipts associated with the West Coast port strike. In our minds the fashion show is an unsettling indication that the customer base is not responding well to the merchandise changes made since Mr. Waller’s departure. Further, we were surprised by the magnitude of the impact of the West Coast port strike as no retailer we follow has been hurt to this degree. We are worried that there may be other issues impacting the Company’s ability to connect with its customer base that are being masked by the port strike which might not become apparent for several quarters as the Company continues to work through the negative impact of the strike.

	9/3/2014	10/7/2014	12/4/2014	1/9/2015	3/25/2015
3Q14 Sales Guidance	$122-$124mm	$114-$118mm
3Q14 Sales Results			$110.6mm
4Q14 Sales Consensus		$110mm	$107mm
4Q14 Sales Guidance			$94-$98mm	$96-$98mm
4Q14 Sales Results					$98mm
1Q15 Sales Consensus					$108mm
1Q15 Sales Guidance					$90-$94mm

2014 Consensus EPS	$0.48	$0.40	$0.30	$0.30	—
2015 Consensus EPS	$0.48	$0.43	$0.31	$0.30	$0.13
2016 Consensus EPS	$0.80	$0.60	$0.46	$0.45	$0.30

Source: Bloomberg L.P. estimates and Company filings.

During its third quarter financial update on October 7, 2014, management commented that, “we have seen recent improvements in the sell-through of fashion merchandise and continued strong margins in our core offerings. We continue to be highly focused on carefully managing inventory and SG&A expenses. We remain committed to our key initiatives of enhancing our merchandise assortments and presentation, improving our store environment and customer experience, and increasing our sales per store with our conversions to the MPW format. With a number of these initiatives gaining traction, we remain confident that we are on the right path to achieve long-term growth and profitability.”

Unfortunately shortly after that statement, on the December 4, 2014 Q3 earnings call, management pushed back its high single digit operating margin target by one year and set Q4 guidance below analysts expectations. The stock price fell another 28%.

The most recent earnings disappointment came last week when Company management guided 1Q15 and FY15 significantly below analyst expectations and the stock fell another 10%. Again, it is unquestionable that the port strike has had an impact on companies in this sector; however, we believe no other retailers have felt it to this degree. Further, when discussing the financial goals of the Company, management has historically committed to a time table. Oddly, when management discussed the Company’s financial goals on this conference call the targets were only described as their “long term goals.” We worry that neglecting to give a specific time table for achieving the targets was an acknowledgement of a lowered degree of confidence in ultimately achieving the results in a timely fashion.

IV. Weak Board Governance and Oversight

Since the resignation of the Company’s founder in 2005 the Board has gone through many changes. We believe that on the whole, the current Board’s oversight has been weak. While we have been very disturbed by this recent turn of events, it is unfortunately not the only decision this Board has made that causes us concern. The Board’s decision to replace Mr. Waller when they did, as well as its decision to conduct a CEO search without Mr. Waller’s involvement or input was also very questionable to us. We believe that the Board was deaf to the pleas of many shareholders who expressed concern that the Board was making a mistake and that the business recovery was too nascent to have more change inflicted upon it. Without proper leadership and governance we are fearful that the Company’s results will continue to deteriorate. We believe the Board, on the whole, has not exercised good judgment and has a long history of poor decisions.

•	We believe that the Board has been careless with the Company’s cash. The Board voted to continue paying a dividend for over 3 years while the Company’s operating earnings were deteriorating significantly. The Company paid out over $25mm during that period (an amount that represents over 10% of the Company’s present market capitalization). It wasn’t until December 2011, when facing an annual loss of $(39)mm in EBITDA, that they chose to suspend the dividend.

•	We question the wisdom behind hiring a new CEO whose prior CEO experience was in footwear with disappointing results.

•	We believe that the Board failed to direct the Company to develop contingency plans to deal with the West Coast port strike. Many retailers have discussed the impact of the port strike but we believe Christopher & Banks to be one of the most severely impacted. What is particularly troubling from an oversight perspective is that the potential for a port strike, surfaced last summer. We are confident that a board of directors with more relevant experience would have been able to anticipate such a potential systemic operating issue. Additionally, we believe that a board of directors with meaningful economic exposure to the outcomes of a company’s performance would not sit idly by while this type of disaster was percolating.

•	We wonder where the Board oversight was while the Company was communicating its third quarter and 2014 guidance to shareholders, guidance which was lowered one month later. We believe that most operators are optimistic by nature and it is the board’s job to weigh multiple variables outside the Company’s immediate purview and temper that optimism with realism.

•	Lastly, and particularly worrisome given the initial third quarter guidance cited above, are the recent stock sales by Board directors just weeks before the Company was forced to lower its guidance. The magnitude of the sales also leaves us questioning the Board’s commitment to the Company.

Date	Board Member	Type of Sale	Shares	Price	% of Ownership Sold
9/5/2014	Paul Snyder	Open Market Sale	(20,000)	$10.56	16%
9/5/2014	Anne Jones	Open Market Sale	(40,000)	$10.67	31%
9/11/2014	David Levin	Open Market Sale	(14,480)	$10.61
9/12/2014	David Levin	Gift \ Disposition \ Open Market Sale	(8,520)	$10.64	36%
11/21/2014	Mark Cohn	Other Disposition	(25,000)	$7.10	43%

Source: Bloomberg L.P. and Company filings.

V. Offers to Help Denied

Under Mr. Waller’s leadership, we believe that the Company was saved from a potential bankruptcy and was able to deliver a merchandise strategy that immediately resonated with its target audience. Mr. Waller has an extensive resume of successful retail turnarounds. We are frankly dumbfounded by the Board’s decision not to embrace someone with his track record and successful history at the Company. The Board’s refusal to even sit down and listen to us while simultaneously moving to add a new director speaks volumes about their poor judgment, weak governance and indifference to the constituency they are supposedly appointed to represent. At this juncture we are prepared to wait and see how much of the spate of negative results and negative earnings revisions were in fact due to variables outside of the Company’s control. However, as the Company’s third largest shareholder we will continue to engage the Company and the Board in hopes of putting the Company back on the right track as quickly as possible and will not sit patiently for long.

Sincerely,

/s/ Jonathan Duskin

Jonathan Duskin

Macellum Advisors GP, LLC

About Macellum Advisors GP, LLC

Macellum Advisors GP, LLC was formed in July 2009 by Jonathan Duskin. Macellum and its partners, through their in-depth sector knowledge, are dedicated to identifying investment opportunities in the consumer and retail sector. Mr. Duskin has focused on the consumer and retail sector for over 15 years and his partners have extensive operating history, collectively serving as CEOs and Directors of over two dozen leading companies in the sector. Mr. Duskin has a long track record of enhancing value in turnaround investments by overseeing and implementing new merchandise and marketing strategies, operational reorganizations, cost cutting programs, balance sheet restructurings and effective board governance.

Important Disclosures

Any views expressed in the above letter represent the opinion of Macellum, whose analysis is based solely on publicly available information. No representation or warranty, express or implied, is made as to the accuracy or completeness of any information contained therein. Macellum expressly disclaim any and all liability based, in whole or in part, on such information, any errors therein or omissions therefrom. Macellum also reserve the right to modify or change their views or conclusions at any time in the future without notice. The information contained in the letter does not recommend the purchase or sale of any security nor is it an offer to sell or a solicitation of an offer to buy any security. Furthermore, the information contained in the letter is not intended to be, nor should it be construed or used as, investment, tax or legal advice. No representation or warranty is made that Macellum’s investment processes or investment objectives will or are likely to be achieved or successful or that Macellum’s investments will make any profit or will not sustain losses. Past performance is not indicative of future results. Nothing contained in the letter should be taken as any form of commitment on the part of Macellum to take any action in connection with any particular security. Macellum and their respective affiliates are in the business of buying and selling securities. They have, and may in the future, buy, sell or change the form of their respective positions in any security for any or no reason whatsoever. Macellum have neither sought nor obtained the consent from any third party to use any statements or information contained in the letter that have been obtained or derived from statements made or published by such third parties. Any such statements or information should not be viewed as indicating the support of such third parties for the views expressed herein.

[1]	Source: Bloomberg L.P. Returns are calculated assuming the reinvestment of dividends.
[2]	Source: Peer Group Average includes AEO, ANN, ASNA, CHS, EXPR, GPS, LB, LULU, and URBN.
[3]	Source: EBITDA is calculated as reported operating income plus asset impairment charges plus depreciation and amortization.
[4]	Calculated using 36,929,420 shares as of November 28, 2014.